Exhibit 12.1

Huntington Ingalls Industries, Inc.

Computation of Ratio of Earnings to Fixed Charges

$ in millions	Nine Months Ended September 30		Year Ended December 31
	2011(1)	2010	2010	2009	2008(2)	2007	2006
Earnings:
Earnings from continuing operations before income taxes	$(89)	$114	$206	$176	(2,394)	$411	$300
Amortization of Capitalized Interest	2	3	4	3	3	3	2
Interest Capitalized	(2)	(2)	(3)	(8)	(4)	(3)	(4)
Fixed Charges:
Interest expensed and capitalized, including amortization of debt premium	77	32	43	44	44	45	35
Portion of rental expenses on operating leases deemed to be representative of the interest factor (3)	10	10	15	16	14	13	12

Total Earnings	$(2)	$157	$265	$231	$(2,337)	$469	$345

Fixed Charges:	$87	$42	$58	$60	$58	$58	$47

Ratio of earnings to fixed charges	—	3.7	4.6	3.9	—	8.1	7.3

(1)	For the nine months ended September 30, 2011, the company’s earnings were insufficient to cover fixed charges by $89 million. This loss was primarily due to the preliminary non-cash goodwill impairment charge of $300 million recorded during the third quarter.
(2)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $2,395 million. This loss was primarily due to the non-cash goodwill impairment charge of $2,490 million recorded during the fourth quarter.
(3)	The proportion of rental expense deemed to be representative of the interest factor is one third.